

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2009

Mr. Edward F. Dunlap
Chief Financial Officer and Senior Vice President
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, Oregon 97501

> **Re:** **Harry & David Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 12, 2009**
> **File No. 333-127173**

Dear Mr. Dunlap:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant